SUPPORT.COM

January 9, 2012

Via Edgar

Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Support.com, Inc. (File no. 000-30901)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 8-K filed May 31, 2011

Dear Mr. Gilmore:

I am writing in response to your letter dated December 21, 2011 in the above-captioned matter addressed to Shelly Schaffer, Chief Financial Officer.

Support.com, Inc. (the “Company”) respectfully acknowledges the comments contained in the single numbered paragraph of your correspondence, and responds as follows:

Form 8-K filed May 31, 2011

1.
You do not appear to have filed an amended Form 8-K disclosing your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials.  See Item 5.07(d) of Form 8-K.  Please advise.

Response:

We respectfully acknowledge the Commission’s comment.  When I reviewed our previous filings after the Company received the Commission’s letter of December 21, 2011, I realized we were not explicit as was intended that our Board of Directors (“Board”) accepted the outcome of the advisory vote and would—unless and until it was determined that the best interests of the Company would require otherwise—hold shareholder advisory votes on executive compensation annually.  This matter had been considered by the Board prior to the Annual Meeting on May 25, 2011 and their position did not change when the Board met again immediately following the Annual Meeting that same day when the results of voting were known.  I should have better communicated that point in our Form 8-K filed on May 31, 2011, and so on December 23, 2011 we filed an amended statement on Form 8-K/A including the following:

In light of, and consistent with, the voting results, the Company’s Board of Directors has determined that the Company will hold future advisory votes on executive compensation annually until the next stockholder vote on the frequency of say-on-pay votes is required under Section 14A of the Securities Exchange Act of 1934, as amended, or until the Board of Directors otherwise determines that a different frequency for such votes is in the best interests of the Company’s stockholders.

I hope this addresses your question and I sincerely appreciate your efforts to help ensure our disclosures are complete and unambiguous on this point.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory J. Wrenn
SVP General Counsel & Secretary, Support.com

cc:           Steve Gillette, Jones Day

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